UNITED STATE
SECURITIES AND EXCH
Washington, D.C

09058534

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/ 01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Desjardins Securities international Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1170, Peel Street , Suite 300
(No. and Street)

Montreal	**Québec**	**Canada**	**H3B 0A9**
(City)		(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruno Blouin **514-281-7725**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

1250 René-Lévesque Boulevard West, Suite 2800 , Montréal (Québec)		**Canada**	**H3B 2G4**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

... Certified Public Accountant
... Public Accountant
X Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Bruno Blouin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Desjardins Securities International Inc.**, as of **December 31st, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Title

GENEVIÈVE MORIN 160-148

Notary Public 27 FEB 2009

This report ** contains (check all applicable boxes):
... (a) Facing Page.
... (b) Statement of Financial Condition.
... (c) Statement of Income (Loss).
... (d) Statement of Changes in Financial Condition.
... (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
... (g) Computation of Net Capital.
... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
... (m) A copy of the SIPC Supplemental Report.
... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 26, 2009

Desjardins Securities International Inc.
1170, Peel St.
Suite 300
Montreal QC H3B 0A9

In planning and performing our audit of the financial statements and supplemental schedules of Desjardins Securities International Inc. for the year ended December 31, 2008 (on which we issued our report dated February 10, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls of Desjardins Securities International Inc.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by Desjardins Securities International Inc. (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by Desjardins Securities International Inc. in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because Desjardins Securities International Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of Desjardins Securities International Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Desjardins Securities International Inc. has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance

PRICEWATERHOUSECOOPERS

with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of the internal controls or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of Desjardins Securities International Inc.'s internal control would not necessarily disclose all matters in Desjardins Securities International Inc.'s internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving Desjardins Securities International Inc.'s internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Desjardins Securities International Inc.'s practices and procedures were adequate as at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the management, the SEC, the National Association of Securities Dealers Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants

Desjardins
Securities

DESJARDINS SECURITIES INTERNATIONAL INC.

Financial Statements

December 31, 2008

(in US dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 10, 2009

Auditors' Report

To the shareholder of
Desjardins Securities International Inc.

We have audited the balance sheet of Desjardins Securities International Inc. as at December 31, 2008 and the statements of income, comprehensive income, changes in shareholder's equity and cash flows for the year then ended. These financial statements include, by reference, notes to the financial statements presented in the audited financial statements for the year ended December 31, 2008 submitted to the stockholder. These financial statements are the responsibility of the management of Desjardins Securities International Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Desjardins Securities International Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Desjardins Securities International Inc. as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

DESJARDINS SECURITIES INTERNATIONAL INC.

Balance sheets
as at December 31
(in US dollars)

		2008		2007
Asset				
Cash	**$**	**4,275,808**	$	58,648
Trading securities				
Treasury bills		**-**		4,163,382
Money market – Other		**-**		40,549
		-		4,203,931
Amounts receivable				
From brokers and financial institutions		**303,764**		1,147,259
Deposits		**100,000**		100,000
Others		**11,986**		10,016
		415,750		1,257,275
Income taxes receivable		**898,567**		-
Future income tax asset (note 3)		**1,275**		1,479
	$	**5,591,400**	$	5,521,333
Liabilities				
Amounts payable				
To parent company, without interest or reimbursement terms	**$**	**2,299,528**	$	1,102,320
Others		**134,241**		22,513
		2,433,769		1,124,833
Income taxes payable (note 3)		**-**		401,984
		2,433,769		1,526,817
Shareholder's equity (note 4)		**3,157,631**		3,994,516
	$	**5,591,400**	$	5,521,333

The accompanying notes are an integral part of the financial statements.

On behalf of the Board

...., Director
Pierre-Louis Robichaud

...., Director
Bruno Blouin

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of income (loss) and comprehensive income
for the years ended December 31
(in US dollars)

	2008	2007
Revenue		
Commissions	$ 2,346,462	$ 4,927,952
Investment income (loss)	(69,660)	58,251
Net interest expense (note 6)	(15,591)	(41,922)
Other	408,679	580,677
	2,669,890	5,524,958
Operations and administration		
Management fees	3,443,842	3,564,692
Other operating and administrative expenses	461,222	803,854
	3,905,064	4,368,546
Earnings (loss) before income taxes	(1,235,174)	1,156,412
Income taxes (recovery) (note 3)	(398,289)	413,056
Net earnings (loss) and comprehensive income (loss)	$ (836,885)	$ 743,356

The accompanying notes are an integral part of the financial statements.

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of changes in shareholder's equity
for the years ended December 31
(in US dollars)

	Share capital	Retained earnings	Total
As at December 31, 2006	$ 702,624	$ 1,276,271	$ 1,978,895
Comprehensive income	-	743,356	743,356
Shares issuance	1,272,265	-	1,272,265
Balance as at December 31, 2007	1,974,889	2,019,627	3,994,516
Comprehensive income	-	**(836,885)**	**(836,885)**
Balance as at December 31, 2008	**$ 1,974,889**	**$ 1,182,742**	**$ 3,157,631**

The accompanying notes are an integral part of the financial statements.

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of cash flows
for the years ended December 31
(in US dollars)

	2008	2007
Operating activities		
Net income (loss)	**$ (836,885)**	$ 743,356
Non-cash items (note 6)	**204**	(538)
Net changes in operating assets and liabilities (note 6)	**3,856,633**	(4,178,265)
	3,019,952	(3,435,447)
Financing activities		
Share issuance	**-**	1,272,265
Change in amounts payable to parent company	**1,197,208**	620,637
	1,197,208	1,892,902
Increase (decrease) in cash and cash equivalents during the year	**4,217,160**	(1,542,545)
Cash and cash equivalents, beginning of year	**58,648**	1,601,193
Cash and cash equivalents, end of year (note 6)	**$ 4,275,808**	$ 58,648

The accompanying notes are an integral part of the financial statements.

1. DESCRIPTION OF BUSINESS

The Company, incorporated on January 24, 2001 under the Canada Business Corporations Act, operates a full-service securities brokerage business.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered as a broker-dealer with the US Securities and Exchange Commission.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Accounting policy changes

Fair value measurement

Effective January 1, 2008, the Company adopted FAS 157, "Fair Value Measurement", which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. This new FAS had no significant impact on the Company's operations and financial condition.

Fair value option

Effective January 1, 2008, the Company adopted FAS 159, "Fair Value Option for Financial Assets and Liabilities", which permits entities to choose to measure many financial instruments and certain other item at fair value. This FAS had no significant impact on the Company's operations and financial condition.

b) Use of estimates

The preparation of financial statements in accordance with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c) Transactions

Transactions and related revenues and expenses are recorded on a trade date basis.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d) Financial instruments

Financial assets are classified in one of the following categories: "held for trading", "available for sale" or "loans and receivables". Financial liabilities are classified in the category "held for trading" or in the category "others".

Financial assets and liabilities held for trading and available for sale assets are carried at fair value in the balance sheet. Changes in the fair value of held for trading assets and liabilities are recognized in earnings in the period they occur while changes in available for sale assets are recognized in other comprehensive income until they are derecognized. Loans and receivables and financial liabilities in the others category are carried at amortized cost under the effective interest rate method.

Trading securities

Trading securities are classified as held for trading. Fair value is determined based on market prices for traded securities. The valuation of over-the-counter fixed income securities is subject to, among others, security liquidity, the width of the bid/ask spread and the relative range of market price adjustments and current return. Change in fair value is recognized in earnings in the period it occurs.

Fair value

The fair value of a financial instrument on initial recognition corresponds to the transaction price, i.e. the fair value of the consideration given or received between companies in a competitive market.

Subsequent to initial recognition, the fair values of financial instruments quoted on an active market are based on bid prices for financial assets and on ask prices for financial liabilities.

Offsetting of financial assets and liabilities

Financial assets and liabilities are offset when there is a legally enforceable right to set off the recognized amounts and when the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

e) Cash and cash equivalents

Cash and cash equivalents are comprised of cash, bank overdraft and outstanding cheques.

(in US dollars)

2. SIGNIFICANT ACCONTING POLICIES (CONTINUED)

f) Foreign currency translation

The Company's monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the year-end exchange rate. The Company's revenue and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction dates. Translation gains and losses are included in earnings.

g) Income taxes

The Company uses the tax liability method to account for income taxes. Under this method, future income tax assets or liabilities are determined for all temporary differences between the financial reporting and tax bases of assets and liabilities and measured using substantively enacted income tax rates expected to apply in the years in which the assets are expected to be realized or the liabilities settled. Income tax assets are recognized when it is more likely than not that they will be realized.

h) Future accounting changes

Fair value measurement

The effective date for certain non-financial assets and non-financial liabilities comprised within the scope of FAS 157, which was adopted by the Company during the year, is deferred to years beginning after November 15, 2008.

3. INCOME TAXES

a) Income tax recovery (expense)

		2008		2007
Current	**$**	**398,493**	$	(413,594)
Future		**(204)**		538
	$	**398,289**	$	(413,056)

Earnings are subject to Canadian income taxes. The effective tax rate on earnings varies from year to year according to the changes in the combined statutory income tax rate. The provision for income taxes in the statement of earnings differs from the amount that would have been arrived at by applying the Canadian statutory tax rate as a result of the following:

		2008		2007
Income taxes at the Canadian combined statutory rate of 31.6% (32.0% in 2007)	**$**	**390,315**	$	(370,283)
Changes in income taxes resulting for the following:				
Non-deductible expenses and other		**(19,332)**		(21,628)
Impact on future income taxes of a tax rate variance		**27,306**		(21,145)
	$	**398,289**	$	(413,056)

(in US dollars)

3. INCOME TAXES (CONTINUED)

b) Future income tax asset

The net future income tax asset includes the following:

		2008		2007
Future income tax asset				
Fixed assets	$	**293**	$	427
Other		**982**		1,052
	$	**1,275**	$	1,479

4. SHAREHOLDER'S EQUITY

a) Authorized share capital

- An unlimited number of voting and participating Class A shares, without par value.
- An unlimited number of non-voting, participating Class B shares, convertible to Class D shares, without par value.
- An unlimited number of voting, non-participating Class C shares, without par value.
- An unlimited number of non-voting, non-participating Class D shares, non-cumulative dividend of 1% per month, without par value.
- An unlimited number of non-voting, non-participating Class E shares, non-cumulative dividend of 1% per month, without par value.
- An unlimited number of non-voting, non-participating Class F shares, non-cumulative dividend of 8% per year, without par value.
- An unlimited number of non-voting, non-participating Class G shares, non-cumulative dividend of 8% per year, without par value.

b) Share capital issued

		2008		2007
2,575,000 Class A common shares	$	1,974,889	$	1,974,889

On January 22, 2007, the Company issued 1,500,000 Class A shares for $1,300,000 in cash and an adjustment to the advance from the parent company of $27,735.

(in US dollars)

4. SHAREHOLDER'S EQUITY (CONTINUED)

c) Capital management

Common shareholder's equity consists of common shares and retained earnings. Capital management contributes to the Company's profitability as regulatory capital is allocated to key activities for which precise profitability objectives and criteria have been established, which include an allocation process for capital margin limits, oversight and appropriate reporting in the form of liquidity, capital and profitability tests as per the regulation in force. The Company strives to maintain an optimal level of capital to support its activities while generating an attractive and competitive return for its shareholder, in relation to industry standards and the Company's risk profile.

d) Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at December 31, 2008, the Company had net capital of $1,812,574, which exceeds the required net capital of $162,251 by $1,650,323. The Company's ratio of aggregate indebtedness to net capital was 1.3427 to 1 as at December 31, 2008 (0.5476 to 1 in 2007).

5. RELATED PARTY TRANSACTIONS

Desjardins Securities International Inc. is a wholly owned subsidiary of Desjardins Securities Inc., which is an entity of the Mouvement des caisses Desjardins du Québec. The Company has concluded transactions with parent company and other entities included in the Mouvement des caisses Desjardins.

These transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The transactions and balances with these entities are the following:

	2008	2007
Management fees (parent company)	**$ 3,443,842**	$ 3,564,692
Interest income	**-**	200
Cash	**4,643**	5,549
Amounts payable to parent company	**2,299,528**	1,102,320

(in US dollars)

6. SUPPLEMENTARY INFORMATION

	2008	2007
Non-cash items		
Future income taxes	$ 204	$ (538)
	204	(538)
Net changes in operating assets and liabilities		
Trading securities	$ 4,203,931	$ (4,203,931)
Amounts receivable from brokers and financial institutions	843,495	(330,386)
Other amounts receivable	(1,970)	3,281
Other amounts payable	111,728	(6,395)
Income taxes	(1,300,551)	359,166
	3,856,633	(4,178,265)
Interest paid	$ 20,034	$ 68,587
Income taxes paid	853,055	54,428

7. FINANCIAL RISK MANAGEMENT

In the normal course of business, the Company purchases and sells, for itself and for its clients, a variety of financial instruments to earn commission revenue. Each agreement or contract exposes the Company to varying degrees of liquidity, credit and market risk.

a) Liquidity risk

Liquidity risk is related to the difficulty or impossibility of quickly converting the Company's assets into cash in order to efficiently fulfill its financial obligations, particularly in order to fulfill the offsetting requirement and clients' requests for funds.

The following table presents financial liabilities by residual contractual maturity:

	2008				
	Payable on demand	Less than 1 year	1 to 5 years	5 years and more	Total
Advance from parent company	$ 2,299,528	$ -	$ -	$ -	$ 2,299,528
Amounts payable	$ 134,241	$ -	$ -	$ -	$ 134,241

7. FINANCIAL RISK MANAGEMENT (CONTINUED)

b) Credit risk

Credit risk principally relates to the failure by a client to honour its contractual obligations or to an unfavourable market fluctuation that would prevent the Company from realizing its guarantees in full. This risk is managed in accordance with the credit policies established by management. Most of these transactions are standardized contracts executed in recognized markets and subject to daily settlement of the various margins.

Credit risk concentration arises when the Company holds securities from a same issuer (or group of issuers). As at December 31, 2008, the Company had no significant concentration.

c) Market risk

Market risk relates to the risk of variations in the fair value of financial instruments due to fluctuations in the parameters associated with that value, including interest rates, currencies, credit spreads and volatility.

The Company is not significantly exposed to market risk given its holdings, if any, are in the money market.

8. SUBSEQUENT EVENT

On January 29, 2009, the Company issued 1,500,000 Class A shares for $1,222,992 in cash.

DESJARDINS SECURITIES INTERNATIONAL INC.

Computation of Net Capital for brokers and dealers pursuant to SEC Rule 15c3-1 under the Securities and Exchange Act of 1934 for the years ended December 31

(in US dollars)

		2008		2007
Total shareholders' equity	$	**3,157,631**	$	3,994,516
Deduct non-allowable assets				
Refundable taxes older than 30 days		**898,566**		-
Cash deposit with parent company		**4,644**		5,549
Due from brokers and financial institutions		**223,051**		902,878
Other receivables		**11,986**		10,016
Future income taxes		**1,275**		1,479
Total non-allowable assets		**1,139,523**		919,922
Other deductions – Insurance deductible margin on securities position and foreign exchange margin		**205,534**		286,450
Net capital		**1,812,574**		2,788,144
Computation of aggregate indebtedness to net capital requirement				
Required minimum net capital: The greater of $100,000 or 6 2/3% of aggregate indebtedness ($2,433,768)		**162,251**		101,787
Excess net capital	$	**1,650,323**	$	2,686,357
Ratio: Aggregate indebtedness to net capital		**1.3427 to 1**		0.5476 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2008 Part IIA Focus filing.

DESJARDINS SECURITIES INTERNATIONAL INC.

Computation for determination of reserve requirements for brokers and dealers pursuant to SEC Rule 15c3-3 under the Securities and Exchange Act of 1934 for the years ended December 31

(in US dollars)

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Security and Exchange Act under paragraph (k) (2) (ii) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 10, 2009

Auditors' Report

To the shareholder of
Desjardins Securities International Inc.

We have audited the accompanying balance sheet of Desjardins Securities International Inc. as at December 31, 2008 and the related statements of income and comprehensive income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of Desjardins Securities International Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Desjardins Securities International Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Desjardins Securities International Inc. as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Desjardins Securities International Inc. as at December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

PRICEWATERHOUSECOOPERS

- Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934;
- Computation for Determination of Reserve Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

These schedules are the responsibility of Desjardins Securities International Inc.'s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923